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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Alpha Natural Resources, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02076X 10 2
(CUSIP Number)
Michael J. Walker
AMCI Holdings, Inc. (successor by merger to RRD, Inc.)
1105 N. Market Street, Suite 1300
Wilmington, Delaware 19890
(724) 532-4303
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	02076X 10 2

1	NAMES OF REPORTING PERSONS: AMCI Holdings, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,147,606

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,147,606

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,147,606

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	02076X 10 2

1	NAMES OF REPORTING PERSONS: Fritz R. Kundrun

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,355,796

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,355,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,355,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	02076X 10 2

1	NAMES OF REPORTING PERSONS: Hans J. Mende

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,351,896

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,351,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,351,896

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alpha Natural Resources, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212.
Item 2. Identity and Background
This Schedule 13D is being filed by AMCI Holdings, Inc. (“AMCI”), Fritz R. Kundrun (“Kundrun”) and Hans J. Mende (“Mende” and, together with AMCI and Kundrun, the “Reporting Persons”).
AMCI is a Delaware corporation, the principal business of which is to hold equity securities. The address of AMCI’s principal office is 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19890. 1,732,195 of the shares of Common Stock beneficially owned by AMCI are held by it indirectly through its wholly-owned subsidiary Creekside II, Inc., a Delaware corporation (“Creekside”), and 675,727 of the shares of Common Stock beneficially owned by AMCI are held by it indirectly through its wholly-owned subsidiary Redbank II, Inc., a Delaware corporation (“Redbank”). Kundrun and Mende each beneficially owns 50% of the issued and outstanding shares of capital stock of AMCI. In addition, Kundrun and Mende are the directors of AMCI, Creekside and Redbank, and Mende serves as President of AMCI, Creekside and Redbank. By virtue of such relationships, Kundrun and Mende each may be deemed to beneficially own the shares of Common Stock owned by AMCI.
Information with respect to Kundrun, Mende and each other executive officer and director of AMCI, including name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.
During the last five years, none of the Reporting Persons nor any executive officer or director of AMCI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On March 11, 2003, certain entities (the “Original AMCI Entities”) affiliated with Kundrun, Mende and D. Scott Kroh (“Kroh”) acquired an aggregate approximate 44% membership interest in the Issuer’s predecessor, ANR Holdings, LLC, a Delaware limited liability company (“ANR Holdings”), as partial consideration for their sale of certain coal production and marketing operations to ANR Holdings. On February 11, 2005, in connection with the restructuring of ANR Holdings that preceded the Issuer’s initial public offering of the Common Stock that was completed on February 18, 2005, the Original AMCI Entities contributed their membership interest in ANR Holdings to the Issuer in exchange for partial consideration consisting of an aggregate of 11,351,896 shares of Common Stock.
On December 9 and 12, 2005, the Original AMCI Entities engaged in certain merger transactions with newly-formed entities, including AMCI (the “New AMCI Entities”), for the primary purpose of changing the jurisdiction of domicile of the Original AMCI Entities to the State of Delaware (the “AMCI Restructuring”). As a result of the AMCI Restructuring, AMCI became a new beneficial owner of more than five percent of the Common Stock. No consideration was paid in connection with the transfers of shares of Common Stock that occurred as a result of the AMCI Restructuring, and the ultimate beneficial ownership of the shares of Common Stock originally held by the Original AMCI Entities remained unchanged.
The purchases of the IRA Shares detailed in Item 5 hereto were acquired with Kundrun’s personal funds.
Item 4. Purpose of Transaction
The Reporting Persons acquired shares of Common Stock in order to acquire an equity interest in the Issuer.
The Reporting Persons also intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by them and their rights to designate nominees for election to the Board of Directors of the Issuer pursuant to the Amended and Restated Stockholder Agreement dated October 26, 2005 among the Issuer and certain of its stockholders (as amended, the “Stockholder Agreement”), which is more fully described in Item 6 below.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer. Such decreases may, if so desired by the Reporting Persons, be effected pursuant to the exercise of registration rights held by the New AMCI Entities under the Stockholder Agreement.
Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the other persons named in Schedule A, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
AMCI is the beneficial owner of 5,147,606 shares of Common Stock (approximately 8.0% of the outstanding Common Stock as of January 1, 2006, according to information contained in Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129030)), including 1,732,195 shares held by Creekside and 675,727 shares held by Redbank. Kundrun and Mende each may be deemed to beneficially own, and to share the power to vote and dispose of, the shares of Common Stock owned by AMCI by virtue of the relationships described in Item 2 above.

Kundrun and Mende each may also be deemed to beneficially own, and to share the power to vote and dispose of, the shares of Common Stock held by the other New AMCI Entities, by virtue of the relationships described in the following chart:

	Number of Shares of
Entity	Common Stock Held	Relationship of Kundrun	Relationship of Mende

Beta Resources II, LLC, a Delaware limited liability company	1,126,250	50% beneficial owner	50% beneficial owner and President

Laurel Energy II, LP, a Delaware limited partnership (“Laurel”)	775,168	Beneficial owner of (i) 27.33% limited partnership interest through The Kirmar Limited Partnership (“Kirmar”) and (ii) 27.33% limited partnership interest through The Nicola Associates Limited Partnership (“Nicola”) (see Note 1 below). Also a director and 33.33% beneficial owner of Laurel Mountain Management, Inc. (“Laurel Management”), which holds a 1% general partnership interest in Laurel.	Beneficial owner of (i) 27.33% limited partnership interest through Kirmar and (ii) 27.33% limited partnership interest through Nicola (see Note 1 below). Also a director, President and 33.33% beneficial owner of Laurel Management, which holds a 1% general partnership interest in Laurel.

Madison Mining Company II, LLC, a Delaware limited liability company (“Madison”)	124,754	33.33% beneficial owner through Kirmar and 33.33% beneficial owner through Nicola (see Note 1 below)	President, 33.33% beneficial owner through Kirmar and 33.33% beneficial owner through Nicola (see Note 1 below)

Tanoma Energy II, Inc., a Delaware corporation (“Tanoma”)	3,087,021	33.33% beneficial owner and director	33.33% beneficial owner, director and President

Vollow Resources II, LLC, a Delaware limited liability company (“Vollow”)	1,091,097	50% beneficial owner through Kirmar and 50% beneficial owner through Nicola (see Note 1 below)	President, 50% beneficial owner through Kirmar and 50% beneficial owner through Nicola (see Note 1 below)

Note 1:	Mende owns a 0.6% general partnership interest in Kirmar, as well as a 0.4% general partnership interest in Kirmar held jointly with Kundrun (with rights of survivorship), and Mende’s son and daughter each owns a 49.5% limited partnership interest in Kirmar. Kundrun owns a 0.6% general partnership interest in Nicola, as well as a 0.4% general partnership interest in Nicola held jointly with Mende (with rights of survivorship), and Kundrun’s daughter owns a 99% limited partnership interest in Nicola. Each of Kirmar and Nicola holds 27.33% of Laurel, 33.33% of Madison and 50% of Vollow.
Accordingly, each of Kundrun and Mende may be deemed to be the beneficial owner of an aggregate of 11,351,896 shares of Common Stock (approximately 17.6% of the outstanding Common Stock as of January 1, 2006, according to information contained in Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129030)).
In addition to the shares described in the previous paragraph, Kundrun also has shared voting and dispositive power over a total of 3,900 shares of Common Stock in his two IRA accounts (the “IRA Shares”). Kundrun shares the voting and dispositive power with his stepson, Christopher Orbell of 2

Canfield Avenue, Apartment 532, White Plains, New York 10601. Mr. Orbell, a citizen of the United States of America, is a Financial Representative at Mass Mutual Financial Group of 1295 State Street, Springfield, Massachusetts 01111. To the reporting persons’ knowledge, during the last five years, Mr. Orbell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Pursuant to a Shareholders’ Allocation and Contribution Agreement dated March 11, 2003 (the “Allocation and Contribution Agreement”) among Kundrun, Mende, Kroh and K-M Investment Corp., a Delaware corporation, Kroh, who is a 33.33% beneficial owner of each of Madison and Tanoma and the beneficial owner of a 44.33% limited partnership interest in Laurel and a 33.33% interest in Laurel Management (which holds a 1% general partnership interest in Laurel), has the sole power to direct the disposition of his pro rata portion of the shares of Common Stock held by Laurel, Madison and Tanoma. In addition, the Allocation and Contribution Agreement provides that the net proceeds of any such disposition will be remitted to Kroh promptly after receipt. Kroh is an Executive Vice President of the Issuer and is a citizen of the United States. To the best knowledge of each Reporting Person, during the last five years Kroh has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Except for the following transactions in Kundrun’s IRA accounts, none of the Reporting Persons has effected any transactions in shares of Common Stock during the period beginning 60 days prior to June 21, 2005 through the filing of this Schedule, other than in connection with the AMCI Restructuring:

				Number of shares
				Kundrun may be
		Number of shares		deemed to
Date of event or	Type of event or	acquired or	Price per share	beneficially own
transaction	transaction	disposed of	and aggregate price	after transaction
June 21, 2005	Open market purchase	1,600	$24.92 per share; $39,872 in transaction	11,353,496
June 22, 2005	Open market purchase	200	$24.17 per share; $4,834 in transaction	11,353,696
June 22, 2005	Open market purchase	200	$24.18 per share; $4,836 in transaction	11,353,896
June 29, 2005	Open market sale	2,000	$24.10 per share; $48,200 in transaction	11,351,896
August 8, 2005	Open market purchase	700	$28.60 per share; $20,020 in transaction	11,352,596

				Number of shares
				Kundrun may be
		Number of shares		deemed to
Date of event or	Type of event or	acquired or	Price per share	beneficially own
transaction	transaction	disposed of	and aggregate price	after transaction
August 8, 2005	Open market purchase	300	$28.56 per share; $8,568 in transaction	11,352,896
August 8, 2005	Open market purchase	1,000	$28.50 per share; $28,500 in transaction	11,353,896
August 9, 2005	Open market purchase	300	$27.85 per share; $8,355 in transaction	11,354,196
August 9, 2005	Open market purchase	300	$27.80 per share; $8,340 in transaction	11,354,496
December 27, 2005	Open market purchase	200	$19.28 per share; $3,856 in transaction	11,354,696
December 27, 2005	Open market purchase	600	$19.26 per share; $11,556 in transaction	11,355,296
December 27, 2005	Open market purchase	200	$19.00 per share; $3,800 in transaction	11,355,496
December 27, 2005	Open market purchase	100	$18.99 per share; $1,899 in transaction	11,355,596
December 27, 2005	Open market purchase	200	$18.96 per share; $3,792 in transaction	11,355,796
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as set forth below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Stockholder Agreement
Pursuant to the Stockholder Agreement, AMCI and the other New AMCI Entities have the right to designate two nominees for election to the Board of Directors of the Issuer (the “Board”) and agreed to vote their shares of Common Stock for the election of two Board members nominated by certain stockholders of the Issuer affiliated with First Reserve Corporation (the “FRC Entities”). Pursuant to the Stockholder Agreement, at such time as the New AMCI Entities or the FRC Entities (each a “Board Group”) no longer beneficially own at least 15% of the outstanding Common Stock, such Board Group will be entitled to designate only one nominee for election to the Board, and at such time as a Board Group no longer beneficially owns at least 7.5% of the outstanding Common Stock, it will no longer be entitled to designate any such nominees. The FRC Entities sold all of their remaining shares of Common Stock during January 2006 so the FRC Entities no longer are entitled to designate a nominee for election to the Board and, therefore, AMCI and the other New AMCI Entities are no longer required to vote for nominees affiliated with the FRC Entities. The Stockholder Agreement also provides that, as long as a Board Group has any Board designation rights, any “independent” directors nominated for election to the Board must be reasonably acceptable to such Board Group.
The Stockholder Agreement also grants certain demand and piggyback registration rights to the New AMCI Entities with respect to the shares of Common Stock held by them.
The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the text of Exhibit 2, which is incorporated by this reference.
Allocation and Contribution Agreement
The description of the Allocation and Contribution Agreement included in Item 5 above is incorporated herein by reference. Such description is qualified in its entirety by reference to the text of Exhibit 5, which is incorporated by this reference.
Lock-Up Letters
In connection with the public offering of shares of Common Stock pursuant to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129030), each of the Reporting Persons has signed a lock-up letter addressed to the underwriters of the public offering, pursuant to which the Reporting Persons have agreed, subject to certain exceptions, not to sell, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock for a period of 90 days from January 18, 2006. The foregoing summary of the lock-up letters is qualified in its entirety by reference to the text of Exhibit 6, which is incorporated by this reference.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated February 14, 2006 among the Reporting Persons.

Exhibit 99.2	Amended and Restated Stockholder Agreement dated October 26, 2005 among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on October 31, 2005).

Exhibit 99.3	Letter agreement dated October 25, 2005 amending certain provisions of the Stockholder Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on October 31, 2005).

Exhibit 99.4	Letter agreement dated December 8, 2005 amending certain provisions of the Stockholder Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer (File No. 1-32423) filed on December 12, 2005).

Exhibit 99.5	Shareholders’ Allocation and Contribution Agreement dated March 11, 2003 among Kundrun, Mende, Kroh and K-M Investment Corp., a Delaware corporation.

Exhibit 99.6	Form of lock-up letter (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-129030) filed on January 9, 2006).

SIGNATURE
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMCI HOLDINGS, INC.
Date: February 14, 2006	By:	/s/ Hans J. Mende
Hans J. Mende, President

Date: February 14, 2006	/s/ Fritz R. Kundrun
FRITZ R. KUNDRUN

Date: February 14, 2006	/s/ Hans J. Mende
HANS J. MENDE

SCHEDULE A
The name, business address, present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted, and citizenship of Kundrun, Mende and each other executive officer and director of AMCI are as follows:

Principal
Occupation or
Name	Position with AMCI	Business Address	Employment	Citizenship

Fritz R. Kundrun	Director	*	Chairman and Chief Executive Officer of American Metals & Coal International, Inc.	Germany
Principal business:
mining and marketing
Address: *

Hans J. Mende	Director and President	*	President and Chief Operating Officer of American Metals & Coal International, Inc.	Germany
Principal business:
mining and marketing
Address: *

Michael J. Walker	Executive Vice President and Treasurer	*	Executive Vice President and Treasurer of Laurel Mountain Management, Inc.	United States
Principal business:
management and accounting services
Address: *

Angela Robin Grace	Secretary	*	Secretary of Laurel Mountain Management, Inc.	United States
Principal business:
management and accounting services
Address: *

*	One Energy Place, Suite 1000, Latrobe, Pennsylvania 15650.